June 30, 2025

Brynner Chiam
Chief Executive Officer
Black Titan Corporation
2nd Floor Harbour Centre
159 Mary Street
George Town, Grand Cayman KY1-9006
Cayman Islands

       Re: Black Titan Corporation
           Amendment No. 1 to Registration Statement on Form F-4
           Filed June 23, 2025
           File No. 333-287709
Dear Brynner Chiam:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 1 to Registration Statement on Form F-4
Pro Forma Voting Power and Implied Ownership Levels, page 30

1. Please revise to include the 1,069,519 shares held by the PubCo Series A preferred stockholder as potential sources of dilution.
General

2. Please revise to consistently present the number of shares outstanding after the business combination with respect to the conversion of the 1,069,519 shares of Series
       A preferred stock. In this regard, we note your disclosure in certain instances assumes
 June 30, 2025
Page 2

       the conversion of the Series A preferred stock upon the closing of the business combination and in other instances assumes the conversion of the Series A preferred stock after the closing of the business combination.
       Please contact Becky Chow at 202-551-6524 or Stephen Krikorian at 202-551-3488 if
you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten at 202-551-3447 or Jan Woo at 202-551-3453 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:   Tahra Wright